SCHEDULE A
to the Investment Advisory Agreement

(as amended on December 3, 2015 to add the O’Shaughnessy Market Leaders Value Fund and the O’Shaughnessy Small Cap Value Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
O’Shaughnessy All Cap Core Fund	0.55% of average net assets
O’Shaughnessy Enhanced Dividend Fund	0.65% of average net assets
O’Shaughnessy Global Equity Fund	0.65% of average net assets
O’Shaughnessy International Equity Fund	0.65% of average net assets
O’Shaughnessy Small/Mid Cap Growth Fund	0.60% of average net assets
O’Shaughnessy Emerging Markets Fund	0.80% of average net assets
O’Shaughnessy Market Leaders Value Fund	0.55% of average net assets
O’Shaughnessy Small Cap Value Fund	0.85% of average net assets